THE LAW OFFICE OF
CONRAD C. LYSIAK, P.S.
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@lysiaklaw.com

                    September 25, 2009

Ms. Maryse Mills-Apenteng, Esq.
Special Counsel
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-4561

                    RE:      Multiplayer Online Dragon, Inc.
                    Form S-1/A-3 Registration Statement
                    File No. 333-159896

Dear Ms. Mills-Apenteng:

       In response to your letter of comments dated September 25, 2009, please be advised as follows:

Exhibit 5.1

    1.  The requested information has been provided.

                    Yours truly,

                    The Law Office of Conrad C. Lysiak, P.S.

                    BY:      CONRAD C. LYSIAK
                    Conrad C. Lysiak

CCL:hdw

cc: Multiplayer Online Dragon, Inc.